

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Yuebiao Li
Chairman of the Board
Newater Technology, Inc.
1 Ruida Road, Laishan District, Yantai City
Shandong Province
People's Republic of China

> **Re:** **Newater Technology, Inc.**
> **Schedule 13E-3**
> **Filed on January 12, 2020 by Newater Technology, Inc., et al.**
> **File No. 005-90297**

Dear Mr. Li,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Schedule 13E-3

General

1. The legend required by Rule 13e-3(e)(1)(iii) must appear on the outside front cover page of the disclosure document distributed to unaffiliated security holders. At present, the required legend appears on the cover page of the Schedule 13E-3. Unless the cover page codified at Rule 13e-100 will be distributed in addition to the disclosures thereunder, please revise.

2. Please advise us how the disclosures required by Rule 13e-3(e)(1)(i) and (ii) will be distributed in accordance with Rule 13e-3(f)(1). To the extent the Schedule 13E-3 filing in its entirety will not be distributed, please advise us why the disclosure under Item 9(c) may be withheld given that the specific disclosure regarding inspection and copying does not appear to have been included with the preliminary proxy statement filed as exhibit (a)(1).

3. A disclaimer indicates that "[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." This disclaimer is inconsistent with the representation each filing person makes when executing the Schedule 13E-3. Refer to Rule 13e-100, which requires each filing person to certify that, to the best of his or her knowledge and belief following due inquiry, "that the information set forth in th[e] statement is true, complete and correct."

4. Please refer to the following assertion: "…[t]he filing of this Transaction Statement shall not be construed as an admission by any Filing Person [that such person] is an 'affiliate' of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act." Please advise us, with a view toward revised disclosure, of the purpose of this language. The response should address the application of the Rule 13e-3(a)(1) definition of affiliate to the facts and circumstances relating to the filing persons' relationship to the subject company.

Item 13. Financial Statements

5. Financial information has been incorporated by reference from the Form 20-F. Under General Instruction F of Schedule 13E-3, an express reference must be made to a document that explicitly contains the required information. Under Item 16 of Schedule TO and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to "a copy" in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

6. Financial information has been incorporated from the associated proxy statement. Because financial statements have been incorporated by reference (and not reprinted) in order to fulfill the registrant's disclosure obligations, Instruction 1 of Item 13 requires that a summary of the financial information specified in Item 1010(a) be included. Accordingly, summarized financial information must be prepared in accordance with Item 1010(c) of Regulation M-A. Please disclose all of the information required by Item 1010(c)(1) for the interim period specified in Item 1010(a)(2) of Regulation M-A, or advise. Guidance relating to the application of a nearly identical instruction in the context of a tender offer appearing in a July 2001 interpretations supplement, interpretation I.H.7, is publicly available at: https://www.sec.gov/interps/telephone/phonesupplement3.htm

Exhibit (a)(1) – Preliminary Proxy Statement

7. The legend required by Rule 13e-3(e)(1)(iii) has been printed in bold typeface on page v (five) of a cover letter to shareholders. This legend, however, must appear "on the outside front cover page" of a disclosure document regulated under Rule 13e-3. Please revise.

Reasons for the Merger and Recommendation of [ ] Our Board of Directors, page 37

8. The discussion of the factors considered in support of the fairness determination allude to a going concern value calculated by Duff & Phelps, but does not quantify an exact value. Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the Board on behalf of Newater when the issuer's required fairness determination was made. Refer to General Instruction E of Schedule 13E-3, Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981). To the extent that an actual going concern value was calculated, please revise to expressly state, if true, that the Board, on behalf of Newater, adopted the financial advisor's analysis   See Response to Question No. 20 in Release No. 34-17719.

Position of the Buyer Group as to the Fairness of the Merger, page 45

9. The Buyer Group acknowledged the merger is not subject to the approval by a majority of unaffiliated shareholders. Please advise us, with a view toward revised disclosure, how compliance with Item 1014(c) and (e) of Regulation M-A has been effectuated. Under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 8 must be disclosed.

10. In making the fairness determination, an expectation exists that a discussion in reasonable detail will be provided of the material factors upon which the belief stated in paragraph (a) of Item 1014 of Regulation is based. In 1981, the Division of Corporation opined that "when a factor which would otherwise be important in determining the terms of the transaction is not considered or is given little weight because of particular circumstances, this may be a significant aspect of the decision-making process which should be discussed in order to make the Item 8 disclosure [under Schedule 13E-3] understandable and complete." Refer to the Responses to Questions 20-21 in Release 34-17719 (April 13, 1981). Please revise to specifically address the fairness of the consideration in relation to going concern, net book and liquidation value. See Item 1014(b) of Regulation M-A and Instruction 2 thereto.

Opinion of the Independent Committee's Financial Advisor, page 50

11. Please revise to describe the method of selection of Duff and Phelps. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(3) of Schedule 13E-3.

Primary Benefits and Detriments of the Merger, page 65

12. Please identify the constituency or constituencies expected to benefit from the anticipated annual savings in regulatory compliance-related costs. Quantify that benefit to the extent practicable, and indicate the savings will be achieved on a recurring basis. Refer to Item 7 of Schedule 13E-3, Item 1013 of Regulation M-A and corresponding Instruction 2 to Item 1013.

Effect of the Merger on the Company's Net Book Value and Net Income, page 67

13. Please advise us, with a view towards revised disclosure, why disclosure of the interests held in the subject company's net book value and net earnings by all of the affiliated filing persons, including Parent, have not been expressed in dollar amounts and percentages. See Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and corresponding Instruction 3.

Cautionary Note Regarding Forward-Looking Statements, page 123

14. The filing persons assert that they "undertake no obligation to update the[ ] forward-looking statements to reflect future events or circumstances." While the use of cautionary language is not objectionable, disclaiming that any legal responsibility exists revise inaccurate or incorrect statements is factually and legally inconsistent with the applicable requirements under the federal securities laws. Please revise. See Rule 13e-3(b)(1)(i)-(iii) and Rule 10b-5.

Exhibit (c)(2) | Disclaimers by Duff & Phelps, LLC

15. Duff and Phelps' representation on page 54 of the proxy statement that its express consent was required before the opinion it furnished "solely for the use and benefit of the independent committee" could be used by any other person limits reliance by unaffiliated security holders. A disclaimer in Exhibit (c)(2) similarly explains that written consent is needed as a prerequisite to the inclusion of any Duff & Phelps materials, including its opinion, and states the materials were otherwise prepared for the exclusive use of the independent committee. Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that unaffiliated security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Duff & Phelps consents to the inclusion of such materials in this filing and that unaffiliated security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We remind you that Newater Technology Inc. is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Yue (Mark) Li, Esq.
James Chang, Esq.